Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

August […], 2012

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal-Johnson
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Samson STRONG Nations Currency Fund (S000037999)

Dear Ms. O’Neal-Johnson:

This amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of July 19, 2012 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 315 to its registration statement, filed on behalf of its series, Samson STRONG Nations Currency Fund (the “Fund”).  PEA No. 315 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on June 8, 2012 for the purpose of adding the Fund as new series to the Trust.  The Trust is filing this PEA No. […] pursuant to Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or any other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

PROSPECTUS

Prospectus – Summary Section - Principal Investment Strategies

1.
Staff Comment: Please clarify using plain English what is meant by the statement that the Fund will invest in “securities that will provide the Fund with exposure to currencies of “STRONG nations” (emphasis added).

Response:  The Trust responds by revising the applicable statement to read as follows: “Under normal market conditions, the Fund invests at least 80% of the value of its net assets (plus borrowings for investment purposes) in securities that expose the Fund to currencies of “STRONG nations,” as defined by the Adviser’s currency selection investment process set forth below.”

2.
Staff Comment: The Staff notes that the Fund will normally invest in “high-quality, short maturity sovereign bonds.”  Please confirm that the use of the term “high quality” means that the Fund will invest in the two highest rated grades of bonds, and clarify the meaning of “high quality” in the prospectus.

Response:  The Trust responds by removing references to “high quality” bonds from the discussion of principal investment strategies of the Fund.  The Trust responds further by adding the following disclosure to this section of the Prospectus:

“The Fund will invest in short-maturity bonds rated A- or A3 or better (or other comparable rating) by a nationally recognized statistical rating organization, or that are determined to be of comparable quality by the Adviser if the bond is unrated.”

3.
Staff Comment: Please confirm whether the Fund will invest in other investment companies and exchange traded funds (“ETFs”) as a principal investment strategy.  If so, please confirm whether the Fund expects to have acquired fund fees and expenses that should be disclosed in a separate line item in the Fees and Expenses of the Fund table.

Response: The Trust responds by stating supplementally that the Fund does not intend to invest in other investment companies or ETFs as a principal investment strategy, and accordingly, there are no acquired fund fees and expenses included in the Fees and Expenses of the Fund table.  The Trust further responds by removing disclosure regarding these investments from the summary section and by adding the following to the Item 9 disclosure in the Prospectus:

“Non-Principal Investment Strategies; Investments in ETFs and Other Investment Companies.  The Fund does not intend to invest in exchanged traded funds (“ETFs”) or other investment companies as a principal investment strategy.  However, the Fund may, from time to time, invest in other investment companies, including ETFs, to invest indirectly in commodities such as gold and silver.  The expenses associated with investing indirectly in commodities through ETFs are typically lower than the expenses associated with investing directly in the underlying commodities.”

4.
Staff Comment: Please include disclosure stating which countries currently qualify as “STRONG” nations, or at a minimum provide the number of countries that currently qualify as “STRONG” nations.  Please also provide a supplemental discussion of why emerging markets countries may qualify as “STRONG” nations.

Response:  The Trust responds by stating supplementally that emerging market countries may qualify as “STRONG” nations if they are identified as having the characteristics of STRONG nations using the Adviser’s investment process, as described in the Fund’s prospectus.  The Trust responds by adding the following to the Items 4 and 9 disclosure in the Prospectus:

“The universe of STRONG nations from which the Adviser will make its investment selection for the Fund is composed of the current 34 OECD member countries, as well as those countries engaged in discussions to become OECD members, countries with enhanced engagement and countries with OECD observer status.  This universe currently includes nations that are considered emerging markets.  However, the Adviser will only select those emerging markets that display the STRONG characteristics described in this Prospectus.”

5.	Staff Comment: Please consider adding an explanation of what “duration” is, including an example of how duration is calculated.

Response:  The Trust responds by adding the following discussion of duration to the Item 9 disclosure in the Prospectus:

“Duration is a measure of a fixed income security’s price sensitivity to changes in interest rates.  Duration takes into account a security’s cash flows over time, including the possibility that a security might be prepaid by the issuer or redeemed by the holder prior to its stated maturity date.  In contrast, maturity measures only the time until final payment is due, and does not take into account a security’s cash flow over time.  The duration of the Fund’s portfolio is expressed in years and measures the portfolio’s change in value in relation to changes in interest rates.  The Fund typically invests in short-maturity bonds, which have a duration of three years or less.  For example, if interest rates decline by 1%, the market value of a portfolio with a duration of three years would rise by approximately 3%.  Conversely, if interest rates increase by 1%, the market value of the portfolio would decline by approximately 3%.”

6.
Staff Comment: Please consider whether disclosure regarding the Fund’s investments in derivative securities included in the discussion of principal investment strategies and principal risks conforms to the requirements set forth in the letter from Barry Miller to the Investment Company Institute dated July 30, 2010.

Response:  The Trust believes that disclosure included in the Prospectus appropriately conveys to shareholders the Fund’s principal investment strategies with respect to the use of derivatives as well as the risks related to these investments.  Therefore, the Trust respectfully declines to make any revisions associated with this comment.

Prospectus – Summary Section - Principal Risks

7.
Staff Comment: Please consider removing the discussion of junk bonds from the disclosure of “Credit and Counterparty Risk” on page 8 of the Prospectus if the Fund will not invest in junk bonds as a principal strategy.

Response:  The Trust responds by removing the discussion of junk bonds from the “Credit and Counterparty Risk” disclosure on page 8 of the Prospectus.

8.
Staff Comment: With respect to the statement included on page 9 of the prospectus that additional information on the Fund’s investments in derivatives can be found in the Fund’s statement of additional information (“SAI”), the Staff notes that Fund should avoid using cross-references to the SAI in the discussion of principal investment strategies and risks.

Response:  The Trust responds by removing the cross reference to the SAI.

Prospectus – Shareholder Information – How to Purchase Shares

9.	Staff Comment: The Staff notes that the service fee (currently $25) charged on purchases of Fund shares that do not clear should be included in the Fees and Expenses of the Fund table.

Response:  The Trust responds respectfully by noting that Instruction 2(d) to Item 3 of Form N-1A requires the disclosure of account fees that may be charged to a typical investor in the Fund, and provides that fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.  Because this fee is not typically charged to investors in the Fund, and only applies in limited circumstances where purchases of fund shares fail to clear, the Trust believes that the service fee qualifies as a fee that only applies to a limited number of shareholders based on their particular circumstances.  Therefore, the Trust respectfully declines to make any revisions associated with this comment.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers